Exhibit 99.3

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF AUGUST 16, 2021

BETWEEN

CYBIN INC.

AND

ODYSSEY TRUST COMPANY

AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION		1
1.1	Certain Definitions	1
1.2	Currency	15
1.3	Headings	15
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Common Shares	15
1.5	Acting Jointly or in Concert	16
1.6	Generally Accepted Accounting Principles	16
ARTICLE 2 - THE RIGHTS		16
2.1	Common Shares Issued After Record Time	16
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	17
2.3	Adjustments to Exercise Price; Number of Rights	20
2.4	Date on Which Exercise Is Effective	25
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	25
2.6	Registration, Transfer and Exchange	25
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	26
2.8	Persons Deemed Owners of Rights	27
2.9	Delivery and Cancellation of Certificates	27
2.10	Agreement of Rights Holders	27
2.11	Rights Certificate Holder Not Deemed a Shareholder	28
2.12	Fiduciary Duties of the Directors	29
ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS		29
3.1	Flip-in Event	29
ARTICLE 4 - THE RIGHTS AGENT		31
4.1	General	31
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	32
4.3	Duties of Rights Agent	32
4.4	Change of Rights Agent	34
4.5	Compliance with Anti-Money Laundering Legislation	35
4.6	Privacy Legislation	35
4.7	Liability	36
ARTICLE 5 – MISCELLANEOUS		36
5.1	Redemption and Waiver	36
5.2	Expiration	38
5.3	Issuance of New Rights Certificates	38
5.4	Supplements and Amendments	38
5.5	Fractional Rights and Fractional Common Shares	40
5.6	Rights of Action	40
5.7	Regulatory Approvals	41
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	41
5.9	Notices	41
5.10	Costs of Enforcement	42
5.11	Successors	42
5.12	Benefits of this Agreement	42
5.13	Governing Law	43
5.14	Severability	43
5.15	Effective Date, Expiration Time	43

5.16	Confirmation and Approval	43
5.17	Determinations and Actions by the Board of Directors	43
5.18	Time of the Essence	44
5.19	Execution in Counterparts	44
5.20	Limited Recourse	44
5.21	Language	44

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated as of August 16, 2021 between Cybin Inc. (the “Corporation”), a corporation existing under the laws of the Province of Ontario and Odyssey Trust Company, a trust company existing under the laws of Alberta and registered to carry on business in the Provinces of Alberta and British Columbia (the “Rights Agent”);

WHEREAS the Board of Directors (as hereinafter defined) has determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors has:

(a)

authorized the issuance, effective at 12:01 a.m. (Toronto time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at 12:01 a.m. (Toronto time) on the Effective Date (the “Record Time”);

(b)

authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(b)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the then outstanding Common Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or any combination of (A) a Common Share Reduction, (B) a Permitted Bid Acquisition, (C) an Exempt Acquisition, (D) a Pro Rata Acquisition, or (D) Convertible Security Acquisition; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person’s Beneficial Ownership of Common Shares thereafter increases by more than 1.0% of the number of Common Shares then outstanding (other than pursuant to one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Common Shares, such Person shall become an “Acquiring Person”; and

(iii)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Corporation;

(c)

“Affiliate” when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)

“Agreement” shall mean this shareholder rights plan agreement dated as of August 16, 2021 between the Corporation and the Rights Agent, as the same may be amended, supplemented and/or restated from time to time; “hereof’, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(e)

“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; or

(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) and (ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)

where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

A.

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law;

B.

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

C.

such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

D.

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”), or is a Plan, registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

E.	such Person (the “Crown Agent”) is a Crown agent or agency; or

F.

such Person (the “Manager”) is the manager or trustee of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund.

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Crown Agent, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Common Shares or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)

where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust

Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)

where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;

(g)	“Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(i)

“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.—Canadian Exchange Rate in effect on such date;

(j)	“Canadian—U.S. Exchange Rate” means, on any date, the inverse of the U.S.—Canadian Exchange Rate in effect on such date;

(k)

“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Toronto, Ontario of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Toronto, Ontario of the Rights Agent) is closed to the public; provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day);

(l)

“Common Share Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 5.2 of NI 62-104 or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(m)	“Common Share Reduction” means an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common

Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by any person to 20% or more of the Common Shares then outstanding;

(n)	“Common Shares” shall mean the Common Shares in the capital of the Corporation and “Common Share” means any one of them;

(o)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of the Permitted Bid or Competing Permitted Bid; and

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Clause (ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet any or all of the provisions of this definition;

(p)	“controlled” a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)

in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person; or

(iii)	in the case of a Person which is a limited partnership, the general partner controls the partnership;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(q)

“Convertible Security” means a security convertible or exchangeable into a Common Share and a “Convertible Security Acquisition” means an acquisition by a Person of Common Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(s)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(h);

(t)	“Distribution Reinvestment Acquisition” shall mean an acquisition of Common Shares pursuant to a Distribution Reinvestment Plan;

(u)

“Distribution Reinvestment Plan” means a regular distribution reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	distributions paid in respect of Common Shares;

(ii)	proceeds of redemption of Common Shares;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(v)	“Effective Date” means August 16, 2021;

(w)	“Election to Exercise” shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(x)	“Exempt Acquisition” means a:

(i)	Common Share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (h);

(ii)

acquisition pursuant to a distribution by the Corporation of Common Shares or Convertible Securities (and the conversion or exchange of such securities) pursuant to a prospectus or similar document or by way of private placement, provided that all necessary stock exchange approvals for the distribution have been obtained and the distribution complies with the terms and conditions of those approvals and the purchaser does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution (and in making this determination, the securities to be issued to that purchaser pursuant to the distribution will be deemed to be held by that purchaser but will not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution); or

(iii)	Common Share acquisition pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(y)

“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be an amount equal to three times the Market Price;

(z)	“Expansion Factor” shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(aa)	“Expiration Time” shall mean the earlier of:

(i)	the Termination Time; and

(ii)	the close of business on that date which is the date of termination of this Agreement under Section 5.16;

(bb)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(cc)	“holder” shall have the meaning ascribed thereto in Section 2.8;

(dd)	“Independent Shareholders” shall mean holders of Common Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of Clause 1.1(f)(v), is not deemed to Beneficially Own the Common Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit sharing plan, share participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a Take-over Bid;

(ee)

“Lock-up Agreement” means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Common Shares held by the Locked-up Person to the Offeror’s Take-over Bid or to any Take-over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), provided that:

(i)	the agreement:

A.

permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid; or

B.

(1) permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that contains an offering price for each Common Share that exceeds by as much as or more than a specified amount (the “Specified Amount”) the offering price for each Common Share contained in or proposed to be contained in the Lock-up Bid; and (2) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another Take-over Bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction;

(ii)	the agreement does not provide for any “break-up” fees, “top-up” fees, penalties, expense reimbursement or other amounts that exceed in aggregate the greater of:

A.	the cash equivalent of 2.5% of the consideration payable under the Take-over Bid to the Locked-up Person; and

B.	50% of the amount by which the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the consideration that such Locked-up Person would have received under the Lock-up Bid;

to be paid by a Locked-up Person pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares in order to tender to another Take-over Bid or participate in another transaction; and

(iii)	the agreement is made available to the public:

A.	not later than the date on which the Lock-up Bid is publicly announced; or

B.	if the Lock-up Bid has been made prior to the date on which such agreement has been entered into, forthwith and in any event not later than the Business Day following the date of such agreement;

(ff)

“Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(gg)	“NI 62-104” shall mean National Instrument 62-104 Take-Over Bids and Issuer Bids, as amended, re-enacted or replaced from time to time, and any comparable or successor laws or instruments thereto;

(hh)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c);

(ii)	“Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell Common Shares; and

(ii)	an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(jj)

“Offeror” shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(kk)	“Offeror’s Securities” means Common Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(ll)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Common Shares as registered on the books of the Corporation, other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken-up or paid for pursuant to the Take-over Bid (A) prior to the close of business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum initial deposit period that a take-over bid (that is not exempt from Part 2, Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104 and (B) then only if at the close of business on such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified condition that Common Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(ii)(ii) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-over Bid contains an irrevocable and unqualified condition that in the event that the deposit condition set forth in Clause 1.1(ii)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement;

provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Common Shares made pursuant to such Permitted Bid, including any acquisition of Common Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term “Permitted Bid” shall include a Competing Permitted Bid.

(mm)	“Permitted Bid Acquisition” shall mean an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(nn)

“Person” shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity;

(oo)	“Pro Rata Acquisition” means an acquisition by a Person of Common Shares pursuant to:

(i)	a Distribution Reinvestment Acquisition;

(ii)	a share split or other event in respect of Common Shares pursuant to which such Person becomes the Beneficial Owner of Common Shares on the same pro rata basis as all other holders of Common Shares;

(iii)

the acquisition or the exercise by the Person of only those rights to purchase Common Shares distributed to that Person in the course of a distribution to all holders of Common Shares pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of such Common Shares or securities convertible into or exchangeable for Common Shares so offered than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition; or

(iv)

a distribution of Common Shares, or securities convertible into or exchangeable for Common Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Common Shares, or securities convertible into or exchangeable for Common Shares, so offered than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition;

(pp)	“Record Time” has the meaning set forth in the recitals to this Agreement;

(qq)	“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(rr)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(ss)	“Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);

(tt)	“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(uu)	“Separation Time” shall mean the close of business on the eighth Trading Day after the earlier of:

(i)	the Common Share Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(iii)	the date on which a Permitted Bid or a Competing Permitted Bid ceases to be such;

(vv)	“Shareholder” means a holder of Common Shares;

(ww)	“Subsidiary” a corporation is a Subsidiary of another corporation or person if:

(i)	it is controlled by:

A.	that other; or

B.	that other and one or more corporations each of which is controlled by that other; or

C.	two or more corporations each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(xx)

“Take-over Bid” shall mean an Offer to Acquire Common Shares, or securities convertible into Common Shares if, assuming that the Common Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Common Shares (including Common Shares that may be acquired upon conversion of securities convertible into Common Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire;

(yy)	“Termination Time” means the time at which the right to exercise Rights will terminate pursuant to subsection 5.1(e);

(zz)

“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(aaa)	“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(bbb)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Common Shares

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially Own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert

For the purpose hereof, a Person is acting jointly or in concert with another Person if the first Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with the other Person, any Associate or Affiliate of such other Person, or any other Person acting jointly or in concert with such other Person, to acquire or offer to acquire any Common Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to a public offering or distribution of securities and other than pursuant to a pledge of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1	Common Shares Issued After Record Time

Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each such Common Share and, if certificates are issued in respect of any Common Shares, the following legend shall be impressed on, printed on, written on or otherwise affixed to them:

“Until the Separation Time (defined in the Shareholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder

Rights Plan Agreement dated as of August 16, 2021 (the “Shareholder Rights Agreement”) between Cybin Inc. (the “Corporation”) and Odyssey Trust Company, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Any Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each such Common Share, notwithstanding the absence of certificates evidencing such Common Shares or the absence of the foregoing legend thereon, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the associated Common Shares registered in the name of the holder thereof or the nominee of such holder (which Common Share shall also be deemed to represent a Right) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation time and prior to the Expiration time, promptly after such conversion, (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

if certificates evidencing Common Shares are to be issued, requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

if applicable, after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares issued upon exercise of Rights shall, at the time of such issuance (subject to payment of the Exercise Price), be duly and validly authorized and issued as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the requirements of the Corporation’s constating documents, the Securities Act (Ontario) and the other applicable securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which such Common Shares were traded immediately prior to the Common Share Acquisition Date;

(iv)	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or, if applicable, certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or, if applicable, delivery of certificates for, Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the date of this Agreement:

(i)

declare or pay a distribution on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)    the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)    each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Common Share (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any securities other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per Common Share) less than the Market Price per Common Share, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95 per cent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share. Notwithstanding the first sentence of this Subsection 2.3(c), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Date.

(d)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any securities (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such securities, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a) and (b) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a) and (b), and subject to prior approval of the holders of the Common Shares or of Rights, as the case may be, as provided in Section 5.4, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a) and (b), shall be made. Subject to the prior consent of the holders of the Common Shares or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(e)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(f)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(g)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(h)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	distributions in specie; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(i)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, or any Vice-President, Secretary or Assistant Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates and disclosure statements to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof by the Rights Agent.

2.6	Registration, Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the

Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless;

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon request.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein;

(g)	the Rights Agent shall not be liable to any holder for any failure on the part of the Corporation to perform any of its duties pursuant to the terms of this Agreement; and

(h)

notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of

Common Shares or any other securities of the Corporation or any right to vote at any meeting of Shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

2.12	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Common Shares reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to Shareholders that the Board of Directors believe are necessary or appropriate in the exercise of their fiduciary duties.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the eighth Trading Day after the Common Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Common Share Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporation’s constating documents, the Securities Act (Ontario) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4 - THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior written consent of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent from time to time reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable expenses, advances, counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, cost, claim, action, suit, damage, or expense incurred (that is not the result of gross negligence, bad faith or wilful misconduct on the part of any one or all of the Rights Agent, its officers, directors or employees) for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)

The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current officers and directors of the Corporation.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent, at the expense of the Corporation, may consult with and retain legal counsel (who may be legal counsel for the Corporation) and such other experts as it shall reasonably consider necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, or any Vice-President, Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for events which are the result of its own gross negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or, if applicable, in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share (if applicable) or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, or any Vice-President, Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity;

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.; and

(j)

in the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent, at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in one or more of the Provinces of Canada. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving from the Corporation payment in full of all amounts outstanding under this Agreement, shall deliver and transfer to the successor rights agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. The cost of giving any notice required under this Section 4.4 shall be borne solely by the Corporation. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

4.6	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7	Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers under this Agreement. Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.

ARTICLE 5 - MISCELLANEOUS

5.1	Redemption and Waiver

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Common Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)

Subject to the prior consent of the holders of the Common Shares or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)

The Rights will become void and be of no further effect, without any further formality, on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a)

takes up and pays for the Common Shares pursuant to the Permitted Bid, Competing Permitted Bid or Exempt Acquisition, as applicable.

(d)

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made and will state that no payment will be made to holders entitled to less than $10.00 in accordance with Subsection 5.1(i)

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Common Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Common Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Common Share Acquisition Date and Section 3.1 shall apply thereto.

(i)

The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10.00 in respect of all of the Rights held by such holder.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the first annual meeting of the shareholders of the Corporation following the Effective Date, supplement or amend this Agreement without the approval of any holders of Rights or Common Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable provided that any such change if material, as determined by the Board of Directors shall, in accordance with Exchange policy, be ratified by holders of Common Shares not later than six (6) months following such material change. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Common Share Acquisition Date, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the by-laws of the Corporation with respect to meetings of Shareholders.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the Shareholders at the next meeting of Shareholders and the Shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Shareholders and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the Shareholders or the holders of Rights or is not submitted to the Shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the

Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or holders of Rights as the case may be.

(f)

The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this section 5.4 within five (5) Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

5.5	Fractional Rights and Fractional Common Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)

The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Neo Exchange Inc. and other exchanges shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8	Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario M5X 1C9.

Attention:	Doug Drysdale
Email:	doug@cybin.com

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Odyssey Trust Company

67 Yonge Street, Suite 702

Toronto, ON M5E 1J8

Attention:	Client Services
Email:	clients@odysseytrust.com

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending of the same by facsimile other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date, Expiration Time

Upon being confirmed and approved as provided in Section 5.16, this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date. Pending such confirmation and approval only the provisions of this Section 5.15 and Sections 5.4, 5.16, 5.17 and 5.19 and defined terms referred to in any of such Sections shall be effective and in full force and effect.

5.16	Confirmation and Approval

This Agreement shall be effective as of and from the Effective Date. This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50 percent of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at every third annual meeting following the Effective Date (each such annual meeting being a “Reconfirmation Meeting”). If the Agreement is not so reconfirmed and approved or reconfirmed, as the case may be, or is not presented for reconfirmation and approval or reconfirmation at such Reconfirmation Meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the Reconfirmation Meeting; provided that in the case of any such annual meeting, termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18	Time of the Essence

Time shall be of the essence in this Agreement.

5.19	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20	Limited Recourse

Notwithstanding any other provision herein, it is hereby acknowledged and agreed that no obligations or liabilities, whether actual or contingent, of the Corporation are personally binding upon, and neither resort nor recourse shall be had to, nor shall satisfaction be sought from, the private property of any kind whatsoever (including, without limitation, any private property consisting of or arising from a distribution by the Corporation of any nature) of any of the directors of the Corporation, any registered or beneficial holder of securities (including Common Shares) of the Corporation or any annuitant under a plan of which a holder of securities (including Common Shares) of the Corporation acts as trustee or carrier, or any officers, employees or agents of the Corporation, and it is hereby further acknowledged and agreed that all obligations and liabilities of the Corporation shall be satisfied only out of and recourse shall limited exclusively to the property and assets of the Corporation.

5.21	Language

Les parties aux presentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en coulent soient redigés en lang-ue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CYBIN INC.

Per:
Doug Drysdale Chief Executive Officer

ODYSSEY TRUST COMPANY

Per:
Name: Authorized Signatory

Per:
Name: Authorized Signatory

ATTACHMENT 1

CYBIN INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that                                                                                                               , is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of August 16, 2021, as the same may be amended, supplemented and/or restated from time to time (the “Shareholder Rights Agreement”), between Cybin Inc., a corporation existing under the laws of the Province of Ontario (the “Corporation”) and Odyssey Trust Company, a trust company incorporated under the laws of Alberta (the “Rights Agent”) (which term shall include any successor rights agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Common Share in the capital of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal transfer agent office in Toronto, Ontario. The Exercise Price shall be an amount equal to three times the Market Price per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a Shareholder or any right to vote for the election of directors or upon any matter submitted to Shareholders at any meeting thereof, or to give or withhold consent to any action by the Corporation, or to receive notice of meetings or other actions affecting Shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

CYBIN INC.

Per:		Per:
	Name:		Name:
	Title:		Title:

Countersigned:

ODYSSEY TRUST COMPANY

By:
Authorized Signature

Date of countersignature:

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED                                                                                                           hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                 , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule I chartered bank, a licensed trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

CERTIFICATE

(To be completed if true)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise                                     whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.